CREDIT SUISSE CAPITAL LLC
Statement of Financial Condition
December 31, 2015
(In thousands)

ASSETS

Cash and cash equivalents	$	5,649
Securities borrowed from affiliate		8,719,209
Financial instruments owned, at fair value (of which $9,018,489 was encumbered):		
Loans		3,493,452
Equity instruments		10,587,600
Debt instruments		10,677
Derivative contracts		344,897
Receivables:		
Brokers, dealers and other		214,113
Other assets and deferred amounts		280,232
Total assets	$	23,655,829

LIABILITIES AND MEMBER'S EQUITY

Short-term borrowings from affiliates	$	1,639,760
Securities loaned to affiliate		9,495,580
Financial instruments sold not yet purchased, at fair value:		
Equity instruments		3,670,794
Debt instruments		88,286
Derivative contracts		503,792
Subordinated and other long-term borrowings		4,677,503
Other liabilities, of which $1,203 is carried at fair value		2,339,790
Total liabilities		22,415,505
Member's Equity:		
Member's contributions		937,600
Accumulated earnings		302,724
Total member's equity		1,240,324
Total liabilities and member's equity	$	23,655,829

See accompanying notes to statement of financial condition.